Exhibit 99.1

St. John's, NL – September 26, 2024

FORTIS INC. ANNOUNCES NEW $26 BILLION FIVE YEAR CAPITAL OUTLOOK

AND 4% INCREASE IN FOURTH QUARTER DIVIDEND

This news release constitutes a "Designated News Release" incorporated by reference in the prospectus supplement dated September 19, 2023 to Fortis' short form base shelf prospectus dated November 21, 2022.

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS), a well-diversified leader in the North American regulated electric and gas utility industry, released its 2025-2029 outlook1.

Highlights

•	2025-2029 capital plan of $26 billion, $1 billion higher than prior plan; 6.5% average annual rate base growth through 2029
•	Incremental regulated growth driven by transmission investments at ITC and customer growth in Alberta
•	Beyond the plan ITC also estimates at least US$3 billion in investments for MISO’s LRTP Tranche 2.1; majority expected post-2029
•	Fourth quarter common share dividend increasing by 4.2%, will mark 51 years of consecutive increases in dividends paid
•	Annual dividend growth guidance of 4-6% extended to 2029

"Today we are pleased to announce our $26 billion five-year capital plan, our largest to date," said David Hutchens, President and CEO, Fortis Inc. "The plan is driven by transmission investments at ITC, resource transition in Arizona and economic and customer growth across our footprint. Notably at ITC, we see tangible opportunities beyond the five-year plan to invest in regional transmission in the U.S. Midwest supporting energy transition and load growth in the region."

"Our regulated growth strategy remains committed to the delivery of reliable and affordable service for our customers and annual dividend growth of 4-6% through 2029 for our shareholders," said Mr. Hutchens.

New Five-Year Capital Plan

Today the Corporation announced its new 2025-2029 capital plan of $26.0 billion, $1.0 billion higher than the previous five-year plan. The increase is driven by projects associated with the Midcontinent Independent System Operator ("MISO") long-range transmission plan ("LRTP") and resiliency investments at ITC, as well as distribution investments largely due to customer growth at FortisAlberta. The five-year capital plan is low-risk and highly executable, with nearly all investments being regulated and 23% relating to major capital projects.

Approximately $6.7 billion of the five-year capital plan supports energy transition investments which focus on interconnecting renewables to the grid, renewable, storage and new natural gas investments, and cleaner fuel solutions. Additionally, half of the five-year capital plan enhances and strengthens our infrastructure through system adaptation, hardening, and modernization investments. The balance supports customer growth, cybersecurity and other investments.

The Corporation's five-year capital plan is expected to increase midyear rate base from $38.8 billion in 2024 to $53.0 billion by 2029, translating into a five-year compound annual growth rate of 6.5% on a constant foreign exchange basis.

The five-year capital plan is expected to be funded primarily by cash from operations and regulated debt. Common equity proceeds are expected to be provided by the Corporation's dividend reinvestment plan, assuming current participation levels. The Corporation’s $500 million at-the-market common equity program remains available and provides funding flexibility as required.

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[1]	All information referenced is presented in Canadian dollars unless otherwise specified.

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MISO Long Range Transmission Plan

In August 2024, MISO concluded its variance analysis, reaffirming the original allocation of projects, including the allocations to ITC. As a result, work on all ITC Tranche 1 projects in Iowa has resumed. The variance analysis was conducted by MISO as a result of the inability to construct LRTP Tranche 1 projects in Iowa due to ongoing legal proceedings. Total Tranche 1 investments of US$1.2 billion are included in the 2025-2029 capital plan, with approximately US$800 million located in Iowa. Total Tranche 1 investments expected for ITC remain in the range of US$1.4-$1.8 billion through 2030.

Based on the final portfolio provided by MISO as of September 24, 2024 and subject to MISO Board approval anticipated in late 2024, ITC also estimates at least US$3 billion in capital expenditures for the MISO LRTP Tranche 2.1 projects located in Michigan and Minnesota where rights of first refusal are in effect.  A majority of this investment is expected beyond 2029.

Opportunities to Expand and Extend Growth

Beyond the five-year capital plan, opportunities to expand and extend growth include: further expansion of the electric transmission grid in the U.S. to facilitate the interconnection of cleaner energy, transmission investments associated with the MISO LRTP Tranches 1, 2.1 and 2.2 as well as regional transmission in New York; climate adaptation and grid resiliency investments; renewable gas solutions and liquefied natural gas infrastructure in British Columbia; and the acceleration of cleaner energy infrastructure and load growth investments across our jurisdictions.

Dividends and Dividend Guidance

The Board of Directors of Fortis Inc. has declared the following dividends payable on December 1, 2024 to the Shareholders of Record of the following Shares of the Corporation at the close of business on November 18, 2024:

•	$0.3063 per share on the First Preference Shares, Series "F";

•	$0.3826875 per share on the First Preference Shares, Series "G";

•	$0.11469 per share on the First Preference Shares, Series "H";

•	$0.365184 per share on the First Preference Shares, Series "I";

•	$0.2969 per share on the First Preference Shares, Series "J";

•	$0.3418125 per share on the First Preference Shares, Series "K";

•	$0.2445625 per share on the First Preference Shares, Series "M"; and,

•	$0.615 per share on the Common Shares.

The Corporation has designated the common share dividend and preference share dividends as eligible dividends for federal and provincial dividend tax credit purposes. All amounts are given in Canadian dollars unless otherwise indicated.

The common share dividend declared of $0.615 per share represents an approximate 4.2% increase in the quarterly dividend, marking 51 consecutive years of increased dividends. Fortis expects its long-term growth in rate base will drive earnings that support annual dividend growth. The Corporation’s annual dividend growth guidance of 4-6% has been extended one year through 2029 and is premised on the assumptions listed under "Forward-Looking Information".

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About Fortis

Fortis is a well-diversified leader in the North American regulated electric and gas utility industry with 2023 revenue of $12 billion and total assets of $69 billion as at June 30, 2024. The Corporation's 9,600 employees serve utility customers in five Canadian provinces, ten U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedarplus.ca, or www.sec.gov.

Forward-Looking Information

Fortis includes forward-looking information in this media release within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would, and the negative of these terms, and other similar terminology or expressions, have been used to identify the forward-looking information, which includes, without limitation: forecast capital expenditures for 2025-2029, including energy transition investments; forecast rate base and rate base growth for 2024 through 2029; annual dividend growth guidance through 2029; the expected sources of funding for the capital plan, including sources of common equity proceeds; and the nature, timing, benefits and expected costs of certain capital projects, including ITC's transmission projects associated with MISO LRTP Tranches 1 & 2.1 and resiliency and distribution investments in Alberta, and additional opportunities beyond the capital plan, including transmission investments associated with the MISO LRTP, Tranches 1, 2.1 and 2.2., regional transmission in New York, climate adaptation and grid resiliency investments, renewable gas solutions and liquefied natural gas infrastructure investments in British Columbia, and the acceleration of cleaner energy infrastructure and load growth investments.

Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information, including, without limitation: reasonable outcomes for legal and regulatory proceedings and the expectation of regulatory stability; the successful execution of the capital plan; no material capital project and financing cost overrun; sufficient human resources to deliver service and execute the capital plan; the realization of additional opportunities beyond the capital plan; no significant variability in interest rates; no material changes in the assumed U.S. dollar to Canadian dollar exchange rate; assumed continuation of current participation levels in the Corporation's dividend reinvestment plan; and the Board exercising its discretion to declare dividends, taking into account the business performance and financial condition of the Corporation. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. For additional information with respect to certain risk factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission. All forward-looking information herein is given as of the date of this news release. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

For more information, please contact:

Investor Enquiries:	Media Enquiries:
Ms. Stephanie Amaimo	Ms. Karen McCarthy
Vice President, Investor Relations	Vice President, Communications & Government Relations
Fortis Inc.	Fortis Inc.
248.946.3572	709.737.5323
investorrelations@fortisinc.com	media@fortisinc.com

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